Exhibit 99.1

Richmont Reports Solid Operational First Quarter; Island Gold Mine Produced 23,772 Ounces at Reduced Cash Costs of $668 (US$504) per ounce

TSX – NYSE: RIC

TORONTO, April 13, 2017 /CNW Telbec/ - Richmont Mines Inc. (TSX: RIC) (NYSE: RIC) ("Richmont" or the "Corporation"), reports first quarter company-wide production of 29,401 ounces of gold, at cash costs1 of $791 (US$598) per ounce. The strong operational performance was supported by another consecutive quarter of solid production from the Island Gold Mine of 23,772 ounces of gold, at cash costs of $668 (US$504) per ounce, a 19% decrease over the prior quarter. Overall, Richmont is well positioned to achieve annual production and cash cost guidance for the year. (All amounts are in Canadian dollars unless otherwise indicated.)

FIRST QUARTER ANNUAL HIGHLIGHTS:

•	Company-wide production was 29,401 ounces of gold (28,528 ounces sold) for the quarter, driven by production from the cornerstone Island Gold Mine of 23,772 ounces of gold (22,649 ounces sold).
•	Company-wide cash costs for the quarter were $791 (US$598) per ounce. Cash costs from the Island Gold Mine are below current guidance levels at $668 (US$504) per ounce, a 19% reduction over the prior quarter.
•	The Island Gold Mine reported record underground mine and mill productivities for the quarter, averaging 1,019 and 926 tonnes per day, respectively.
•	Revenues for the quarter were $46.5 (US$35.1) million.
•	As of December 31, 2016, Mineral Reserves at the cornerstone Island Gold Mine increased by 34% (net of depletion) to 752,200 ounces of gold, at an increased grade of 9.17 g/t gold. Inferred Resources increased by 30% to 995,700 ounces of gold at an increased grade of 10.18 g/t, at an average discovery cost of less than $35 (US$26) per ounce.
•	Recent exploration drilling results identified new high-grade mineralization located approximately 800 metres east of the main Island Gold deposit. Hole GD-640-05 intersected 20.6 g/t gold over 11.3 metres (core length), demonstrating the significant potential for near-term and continued resource growth. Additionally, early results from delineation drilling completed within the Expansion Case Preliminary Economic Assessment (Expansion Case PEA) area, demonstrate the significant potential to further expand reserves at higher than current average grades.
•	Effective, March 15, 2017, Richmont appointed Mr. Robert J. Chausse as Chief Financial Officer, strengthening the senior management team.

"The Island Gold Mine has delivered another quarter of solid production as well as lower cash costs, confirming the potential of this operation as we continue to transform the mine into one of the lowest cost underground gold producers in the Americas. The Expansion Case PEA is nearing completion and we remain confident that we will issue a positive report that will support the 1,100 tonnes per day expansion scenario while achieving our overall low cost objective," commented Renaud Adams, President and CEO. "Along with the strong operational performance achieved during the quarter, we continue to unlock the potential of the Island Gold Mine through our strategic drilling program. Initial delineation drilling results demonstrate the potential for short-term reserve growth at higher grades within the main deposit. Recent exploration drilling has also shown the potential of the deposit to the east of the main deposit area where new high-grade mineralization was identified close to existing infrastructure that could also provide additional expansion opportunities."

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1 Refer to the Non-IFRS Performance Measures disclosure presented at the end of this press release.

First quarter operational highlights for the Island Gold and Beaufor Mines are provided in the tables below:

Production Highlights

	Q3 15	Q4 15	Q1 16	Q2 16	Q3 16	Q4 16	Q1 17	2017 Guidance
Gold Produced (oz)
Island Gold Mine	15,076	14,203(1)	26,589	18,617	14,031(3)	24,086	23,772	87,000-93,000
Beaufor Mine	5,714	5,652	4,615	4,703	4,825	5,419	5,629	23,000-27,000
Monique Mine	2,688	2,525	1,165(2)	-	-	-	-	-
Total Produced (oz)	23,478	22,380	32,369	23,320	18,856	29,505	29,401	110,000-120,000
(1) Q4 2015 production includes a 3 week underground mine shutdown.
(2) Processing of the remaining stockpile pad at the depleted Monique Mine was completed at the end of January 2016.
(3) Q3 2016 production includes a 16-day underground mine shutdown and a 25-day mill shutdown.

Cash Cost Highlights

	Q3 15	Q4 15	Q1 16	Q2 16	Q3 16	Q4 16	Q1 17	2017 Guidance
Cash Costs ($)(1)
Island Gold Mine	$883	$1,019	$667	$757	$947	$826	$668	$715-$765
Beaufor Mine	$972	$1,081	$1,396	$1,484	$1,408	$1,480	$1,265	$1,265-$1,320
Monique Mine	$1,002	$974	$1,182	-	-	-	-	-
Total Cash Costs ($)(1)	$921	$1,028	$800	$895	$1,054	$952	$791	$835-$885
Cash Costs (US$)(1)
Island Gold Mine	$675	$763	$486	$588	$726	$619	$504	$550-$590(2)
Beaufor Mine	$742	$810	$1,017	$1,152	$1,080	$1,110	$956	$975-$1,015(2)
Monique Mine	$766	$729	$861	-	-	-	-	-
Total Cash Costs (US$)(1)	$703	$770	$583	$695	$808	$714	$598	$640-$680(2)
(1) Refer to the Non-IFRS Performance Measures disclosure presented at the end of this press release. (2) Assuming an exchange rate of 1.30 Canadian dollars to 1.0 US dollar.

Operational Highlights

	Q3 15	Q4 15	Q1 16	Q2 16	Q3 16	Q4 16	Q1 17
	Island Gold Mine
Underground tpd	669	657(1)	853	911	735(2)	977	1,019
Mill tpd	722	656(1)	834	878	640(2)	903	926
Mill head grade (g/t)	7.27	7.62	11.31	7.51	7.70	9.31	9.18
	Beaufor Mine
Underground tpd	338	306	323	286	282	302	354
Mill head grade (g/t)	5.93	6.30	4.96	5.27	5.62	6.16	6.0
(1) Q4 2015 underground productivity includes a 3 week mine shutdown and a 2 week mill shutdown. (2) Q3 2016 productivity includes a 16-day underground mine shutdown and a 25-day mill shutdown.

Island Gold Mine Highlights

•	Production for the quarter was 23,772 ounces of gold (22,649 ounces sold). The mine is now well positioned to achieve the high-end of production guidance for the year of 87,000-93,000 ounces.
•	Cash costs for the quarter were $668 (US$504) per ounce, below guidance for the year and a 19% reduction over prior quarter. The operating unit costs for the quarter were $181 (US$137) per tonne milled, in-line with the 2017 mine plan.
•	Mill head grade for the quarter was 9.18 g/t gold, representing an inline grade reconciliation (mined vs. December 31, 2016 Mineral Reserves) for the quarter. The forward-looking 2017 mine plan continues to forecast a mill head grade of approximately 8.90 g/t gold.
•	Record underground mine and mill productivities for the quarter, averaging 1,019 and 926 tonnes per day, respectively, with lower-grade underground ore stockpiled for future processing, resulting in an improved overall mill head grade for the quarter.
•	During the quarter, long-hole stope mining continued in the first and second mining horizons and development in ore was advanced as planned in the higher-grade third mining horizon. Stoping in the third mining horizon is expected to begin in the fourth quarter.
•	The development of the main ramp continued and reached a vertical depth of 860 metres at the end of the quarter, which is in-line with the 2017 development plan and as contemplated in the upcoming Expansion Case PEA.
•	As of December 31, 2016, Mineral Reserves at the cornerstone Island Gold Mine increased by 34% (net of depletion) to 752,200 ounces of gold, at an increased grade of 9.17 g/t gold. Inferred Resources increased by 30% to 995,700 ounces of gold at an increased grade of 10.18 g/t, and at an average discovery cost of less than $35 (US$26) per ounce. (see press release dated January 31, 2017 and the technical report titled "Technical Report on the Mineral Reserve and Resource Estimate as of December 31, 2016 for the Island Gold Mine" dated March 17, 2017).
•	Recent exploration drilling results identified new high-grade mineralization located approximately 800 metres east of the main Island Gold deposit. Hole GD-640-05 intersected 20.6 g/t gold over 11.3 metres (core length), demonstrating significant potential for near-term and continued resource growth. Additionally, early results from delineation drilling completed within the Expansion Case PEA area, indicates the significant potential to further expand our reserves at higher than current average grades. (see press release dated March 30, 2017).
•	Expansion Case PEA: The Corporation is well advanced to release the results of the Expansion Case PEA during the second quarter, as previously disclosed. The study considers the most cost and capital effective plan to mine the portion of the mineral resources that is located within the main area of interest over four mining horizons, to a maximum depth of 1,000 metres below surface, using current mine infrastructure. The Corporation remains focused on transforming the high-grade Island Gold Mine into one of the lowest cost underground gold producers in the Americas. Recent achievements include:
•	The integration of the December 31, 2016 Mineral Reserves and Resources into the 1,100 tonnes per day mine plan has been completed.
•	The required permit amendments that allow for an ore mining and processing increase to 1,100 tonnes per day were received in December.
•	The accelerated development of the underground ramp system has advanced as planned.
•	Engineering and identification of the main equipment required for the mill expansion is well underway and expected capital requirements for the expanded milling capacity remains below the $15.0 million, as previously disclosed.
•	The 2017 mine plan and the Expansion Case PEA are focused on optimizing cash flow generation that is capable to fully fund current and future production as well as all strategic exploration programs.

Beaufor Mine Highlights

•	Production for the quarter was 5,629 ounces of gold (5,879 ounces sold), in-line with previously disclosed plans to ramp-up production and achieve increased production in the second half of the year.
•	Cash costs of $1,265 (US$956) per ounce achieved during the quarter, a significant reduction of 15% over the prior quarter and in-line with 2017 plans to return the mine to free cash flow generation status in the first half of the year.
•	Underground productivity increased to 354 tonnes per day (403 tonnes per day in March). During the quarter the majority of the mining activities were transitioned into the new Q Zone and additional haulage and mucking mobile equipment were commissioned. Underground productivity and operating costs are expected to continue to improve over the balance of the year.
•	The Corporation is also considering other strategic alternatives regarding the Beaufor Mine and Camflo Mill.

Upcoming News

•	Q1 Financial Results (May 4)
•	Annual and Special Meeting of Shareholders (May 4)
•	Expansion Case PEA Results (Q2 2017)

Non-International Financial Reporting Standards ("IFRS") Performance Measures
In this press release, the term "cash costs per ounce" is used, which is a non-IFRS performance measure, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. "Cash costs per ounce" is a common performance measure in the gold mining industry, but does not have any standardized definition. The Corporation reports cash cost per ounce based on ounces sold. Cash costs include mine site operating costs, administration, royalties and by-product credits but are exclusive of depreciation, accretion expense, interests on capital leases, capital expenditures and exploration and project evaluation costs. Refer to the Corporation's 2016 MD&A for a reconciliation of cash costs to cost of sales.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", "objective" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the SEC. The requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") adopted by the Canadian Securities Administrators differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC").

U.S. Investors are urged to consider the disclosure in our annual report on Form 40-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC's web site: http://sec.gov/edgar.shtml.

National Instrument 43-101
The scientific or technical information in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by NI 43-101.

SOURCE Richmont Mines

View original content: http://www.newswire.ca/en/releases/archive/April2017/13/c5804.html

%CIK: 0001023996

For further information: Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101; Anne Day, Senior Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 06:30e 13-APR-17